

Mail Stop 3030

March 24, 2016

<u>Via E-mail</u>
Baiqing Shao
Chief Executive Officer
Hollysys Automation Technologies Ltd.
No. 2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, P.R.China 100176

      Re: Hollysys Automation Technologies Ltd.
              Form 20-F for Fiscal Year Ended June 30, 2015
              Filed September 25, 2015
              File No. 001-33602

Dear Mr. Shao:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/Brian Cascio

                         Brian Cascio
                         Accounting Branch Chief
                         Office of Electronics and Machinery